Exhibit 12

COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,									Nine Months Ended September 30,
	2003		2004	2005		2006		2007		2007		2008
Total Interest Cost
Interest Expense	$18,523		$17,698	$12,558		$17,675		$15,697		$12,898		$4,105
Capitalized Interest	2,734		3,004	3,869		2,553		8,336		5,773		15,702
Total Interest Cost (fixed charges)	21,257		20,702	16,427		20,228		24,033		18,671		19,807
Pre-tax Income	18,048		(3,803)	58,981		118,874		148,601		108,186		127,740
Interest Expense	18,523		17,698	12,558		17,675		15,697		12,898		4,105
Earnings	36,571		13,895	71,539		136,549		164,298		121,084		131,845
Ratio of earnings to fixed charges(1)(2)(3)	1.7	x	—	4.4	x	6.8	x	6.8	x	6.5	x	6.7	x

(1)	We have authority to issue up to 5,000 shares of preferred stock, par value $.01 per share; however, there are currently no such shares outstanding and we do not have a preferred stock dividend obligation. Therefore, the ratio of earnings to fixed charges and preferred stock dividends is equal to the ratio of earnings to fixed charges and is not disclosed separately.

(2)	For the year ended December 31, 2004, earnings were inadequate to cover fixed charges by $6.8 million. If we adjust earnings to exclude the impact of loss on the early extinguishment of debt incurred in the 2004 and 2005 periods reflected above, the ratio of earnings to fixed charges, as so adjusted, would be 1.8x and 4.5x for the years ended December 31, 2004 and 2005, respectively.

(3)	Effective January 1, 2009, we will be required to adopt FASB Staff Position (FSP) No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlements).” FSP No. APB 14-1 requires that the liability and equity components of a convertible debt instrument within the scope of the FSP be accounted for separately so that the entity’s accounting will reflect additional non-cash interest expense to match the nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP No. APB 14-1 requires retrospective application to all periods. The Company is still evaluating the effects of this new standard, but expects interest expense to increase and, therefore, the ratio of earnings to fixed charges to change, for periods after the November 13, 2006 issuance of our Convertible Senior Notes.